UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                       THE BLACK & DECKER CORPORATION
                              (Name of Issuer)

                 Common Stock, par value $.50 per share and
           Series B Cumulative Preferred Stock, without par value
                       (Title of Class of Securities)

                         Common Stock:  091797-10-0
                               (CUSIP Number)

                  William T. Alldredge          Stuart L. Goodman
                  Vice President-Finance        Schiff Hardin & Waite
                  Newell Co.                    7300 Sears Tower
                  29 East Stephenson Street     233 South Wacker Drive
                  Freeport, Illinois 61032      Chicago, Illinois 60606
                  (815) 235-4171                (312) 876-1000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notice and Communications)

                                March 2, 1998
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Newell Co.
        IRS Identification No. 36-1953130

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ___
                                                                  (b) ___

   3.   SEC USE ONLY


   4.   SOURCE OF FUNDS


   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                     (a) ___
                                                                  (b) ___

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

   7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

        -0-

   8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

        -0-

   9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

        -0-

   10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

        -0-

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES     ____

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        N/A

   14.  TYPE OF REPORTING PERSON

        CO

        This Amendment No. 4 (this "Amendment No. 4") to the Statement on
   Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


   Item 1.   Security and Issuer.

        This Amendment No. 4 amends the Statement on Schedule 13D, as previously amended, relating to the common stock, par value $.50 per share (the "Common Stock") of The Black & Decker Corporation, a Maryland corporation (the "Corporation"), previously filed by Newell Co., a Delaware corporation ("Newell"). The principal executive offices of the Corporation are located at 701 East Joppa Road, Towson, Maryland 21204.


   Item 4.   Purpose of Transaction.

        After the close of trading on the New York Stock Exchange on March 2, 1998, Newell sold its entire investment in the Corporation's Common Stock, consisting of 7,862,300 shares, to a nationally recognized investment banking firm as permitted by the Amendment to Standstill Agreement between Newell and the Corporation, a copy of which was filed as Exhibit 5 to Amendment No. 3 to this Statement on
   Schedule 13D.

        Newell has no remaining ownership interest in the Corporation and no plans or proposals which relate to or would result in any of the actions described in clauses (a)-(j) of Item 4 of Schedule 13D.


   Item 5.   Interest in Securities of the Issuer.

        (a) Newell presently owns no shares of Common Stock of the Corporation. To the best of Newell's knowledge, none of the persons listed in Attachment I to the Schedule 13D beneficially owns any Common Stock.

        (b)  Not applicable.

        (c) On March 2, 1998, subsequent to the filing of Amendment No. 3 to this Schedule 13D and after the close of trading on the New York Stock Exchange, Newell sold 7,862,300 shares of the Corporation's Common Stock to an investment banking firm in a negotiated "off-board" transaction at a price of $48.625 per share of Common Stock, exclusive of commissions.

        To the best of Newell's knowledge, since the filing of Amendment No. 3 to this Schedule 13D, none of the persons listed on Attachment I has effected any transaction in the Common Stock.


        (d)  Not applicable.

        (e) On March 2, 1998, Newell ceased to be the beneficial owner of more than five percent of the Common Stock.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Date:  March 3, 1998

                                 NEWELL CO.



                                 By:  S/ Dale L. Matschullat
                                      -----------------------------------
                                      Dale L. Matschullat
                                      Vice President - General Counsel